Exhibit 99.1

Cash Store Financial Enters Into Sale Agreement with National Money Mart Company

EDMONTON, AB, Oct. 9, 2014 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") announced today that it has entered into a binding agreement (the "Agreement") to sell a portion of its business and assets (the "Transaction") to National Money Mart Company ("Money Mart").

Money Mart submitted its proposal in accordance with Cash Store Financial's Court-approved sale process under the Companies' Creditors Arrangement Act (the "Sale Process").

Cash Store Financial's Chief Restructuring Officer and Rothschild Inc., the Company's financial advisor, in consultation with the CCAA Court-appointed Monitor, FTI Consulting Canada Inc. (the "Monitor"), have determined that the bid submitted by Money Mart was the most favourable bid received, and was therefore selected pursuant to the terms of the Sale Process.

The Agreement and the completion of the Transaction remain subject to Court approval in Canada, certain regulatory approvals and the satisfaction of certain closing conditions customary to transactions of this nature.

The current expectation is that the transaction will be completed by late 2014 or early 2015, following court and regulatory approval. Cash Store Financial will provide further updates on the process in due course as the necessary approvals are obtained and the Transaction is finalized.

In the interim, Cash Store will continue to operate its business as usual.

Further details regarding the Transaction, along with other details regarding the Company's Companies' Creditors Arrangement Act proceedings, are available on the Monitor's website at http://cfcanada.fticonsulting.com/cashstorefinancial.  The Company will continue to provide updates on its restructuring and the Transaction as matters advance.

About Cash Store Financial

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. In particular, statements about the proposed Transaction between Cash Store Financial and National Money Mart Company, including any expected timetable to closing, the receipt of any court or other approvals, the anticipated outcomes of the Transaction described above and any other statements about Cash Store Financial or National Money Mart Company's future expectations, goals, beliefs or prospect are forward looking information. These statements are based on our current expectations about our business, and upon various estimates and assumptions.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, the inability of Cash Store Financial to obtain court approval or Competition Bureau approval of the Transition or the inability to obtain such approvals on the expected terms or schedule, the inability to obtain any other regulatory approval of the Transaction, the inability to satisfy any conditions to the completion of the Transaction, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession ("DIP") financing agreement entered into by Cash Store Financial, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial and other factors that could affect Cash Store Financial's ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

SOURCE The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

William Aziz
Chief Restructuring Officer
baziz@bluetreeadvisors.com

Media:
Joel Shaffer
Longview Communications
416-649-8006

CO: The Cash Store Financial Services Inc.

CNW 08:00e 09-OCT-14